Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

February 9, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Alexandra Barone
Robert Littlepage
Claire DeLabar

Re:	Applovin Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 15, 2021
CIK No. 0001751008

Ladies and Gentlemen:

On behalf of our client, Applovin Corporation (“AppLovin” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 27, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 15, 2021.

The Company has advised us that the registration statement will be publicly filed and all nonpublic draft submissions will be publicly available on the EDGAR system (i) at least 15 days prior to the Company conducting its road show or (ii) in the event the Company does not conduct a roadshow, at least 15 days prior to the requested effective date.

Pursuant to 17 C.F.R. § 200.83 of the Commission’s Rules on Information and Requests, the Company is also requesting that confidential treatment be afforded to this letter and the revised draft of the Registration Statement being submitted. As instructed by the Commission, each page of the Draft Registration Statement has been marked with the following legend: “Confidential Treatment Requested by Applovin Corporation Pursuant to 17 C.F.R. Section 200.83.”

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

February 9, 2021

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on January 15, 2021), all page references herein correspond to the page of the revised draft of the Registration Statement.

Management’s Discussion and Analysis and Results of Operations

Our Business Model

Results of Operations, page 80

1.

Please expand the discussion of Business Revenue to quantify the changes in revenues for each type of change, such as advertising revenue growth from additional Apps developed, advertising revenue growth from existing Apps, if material. Also, please expand the discussion to explain the reason for a decline in Software revenue due to increased usage of advertising inventory by your growing Owned Studios and Partner Studios.

The Company respectfully advises the Staff that it has revised its disclosure on pages 82 and 83 to address the Staff’s comment.

2.

We note your response to comment 4 however we continue to believe that changes in revenues should be addressed on the basis of changes due to price versus changes in volume. While we understand that you may manage your business based on key metrics, this would impact your GAAP segment disclosures rather than addressing requirements of MD&A disclosure. Please revise the MD&A discussion of both Business and Consumer revenues to address changes in revenues, by type of revenue, for example, in-app purchases or fees for removing advertisements for Consumer revenue, due to changes in price and volume of your revenue transactions. These revenue trends are important and are required disclosure regardless of whether the individual revenue transactions are for tangible, intangible or virtual products or services. While we understand that you may not retain user-level data related to Consumer Revenue for historical periods, revenue transaction data utilized in recording revenue under GAAP is the basis for such price and volume changes.

The Company respectfully advises the Staff that it has revised its disclosure on page 83 to address the Staff’s comment.

Contractual Obligations, page 86

3.

We note that the table does not include amounts related to agreements governing your acquisitions of your Owned Studios and arrangements with Partner Studios to provide for payment contingent upon future performance metrics. Please expand the disclosure to provide sufficient detail of all significant agreements for transactions not accounted for as business combinations so that a reader may clearly understand how these various agreements will impact your future operations.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

February 9, 2021

The Company respectfully advises the Staff that it has revised its disclosure on pages 87 and 88 to address the Staff’s comment.

Financial Statements—Applovin Corporation

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Intangible Assets, page F-14

4.

Refer to your response to comment 12. Please supplementally confirm that revenue generated from durable virtual goods continued to be immaterial in 2020 and 2021 or expand your accounting policy to include how estimates of user bases or user engagement impact the lives of virtual items when recognizing Consumer Revenue.

The Company respectfully advises the Staff that the revenue generated from durable virtual goods is expected to be material in 2020 and 2021 as a result of the acquisition of Machine Zone in May 2020. The Company will expand its accounting policy related to Consumer Revenue in its consolidated financial statements as of and for the year ended December 31, 2020 to include language substantially consistent with the following:

Consumer Revenue

IAPs include fees collected from users for the purchase of virtual goods to enhance their gameplay experience. The identified performance obligation is to provide users with the ability to acquire, use, and hold virtual items over the estimated period of time the virtual items are available to the user or until the virtual item is consumed. The Company categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action in gameplay; accordingly, the Company recognizes revenue from the sale of consumable virtual goods as the goods are consumed and the Company’s performance obligation is satisfied. Durable virtual goods represent goods that are accessible to the user over an extended period of time; accordingly, the Company recognizes revenue from the sale of durable virtual goods ratably over the period of time the goods are available to the user and the Company’s performance obligation is satisfied, which is generally the estimated average user life (“EAUL”). Payment is required at the time of purchase and the purchase price is a fixed amount. Users make IAPs through the Company’s distribution partners. The transaction price is equal to the gross amount charged to users because the Company is the principal in the transaction. IAPs fees are non-refundable. Such payments are initially recorded to deferred revenue.

The EAUL represents the Company’s best estimate of the expected life of paying users for the applicable game. The EAUL begins when a user makes a first purchase of durable virtual goods and ends when a user is determined to be inactive. The Company determines the EAUL on a game-by-game basis. For a newly launched game that has limited playing data, the Company determines its EAUL based on the EAUL of a game that has sufficiently similar characteristics. The Company determines the EAUL on a quarterly basis and applies such calculated EAUL to all bookings in the respective quarter.

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

February 9, 2021

Determining the EAUL is subjective and requires management’s judgment. Future playing patterns may differ from historical playing patterns, and therefore the EAUL may change in the future. The EAULs are generally between six and nine months.

Note 7. Acquisitions, page F-21

5.	Please expand the disclosure on pages F-23, F-44 and F-45 to include a more detailed discussion of the future earn-out payments for each of the asset acquisitions.

The Company respectfully advises the Staff that it has revised its disclosure on pages F-23, F-44 and F-45 to address the Staff’s comment.

*****

Confidential Treatment Requested by Applovin Corporation

Pursuant to 17 C.F.R. SECTION 200.83

U.S. Securities and Exchange Commission

February 9, 2021

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, Applovin Corporation

Herald Chen, Applovin Corporation

Victoria Valenzuela, Applovin Corporation

Lonnie Huang, Applovin Corporation

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP